

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

John Marciano
Vice President
Merrill Lynch Depositor, Inc.
One Bryant Park
New York, NY 10036

> **Re:** **PPLUS Trust Series RRD-1**
> **PPLUS Trust Series GSC-4**
> **PPLUS Trust Series LTD-1**
> **PPLUS Trust Series EQ-1**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-32824; 001-32838; 001-32854; 001-33538**

Dear Mr. Marciano:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor